UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

BLYTH, INC.
(Name of Issuer)

Common Stock – par value $0.02 per share
(Title of Class of Securities)

09643P207
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[X]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person/I.R.S. Identification Nos. of above persons (Entities Only) Robert B. Goergen
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 2,630,256
	6	Shared Voting Power 22,372
	7	Sole Dispositive Power 2,630,256
	8	Shared Dispositive Power 22,372
9	Aggregate Amount Beneficially Owned by Each Reporting Person		2,652,628
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Excludes 103,720 shares as to which Mr. Goergen disclaims beneficial ownership.		[ X ]
11	Percent of Class Represented by Amount in Row (9)		29.8%
12	Type of Reporting Person (See Instructions)		IN

1	Name of Reporting Person/I.R.S. Identification Nos. of above persons (entities only). Pamela M. Goergen
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 103,720
	6	Shared Voting Power 22,372
	7	Sole Dispositive Power 103,720
	8	Shared Dispositive Power 22,372
9	Aggregate Amount Beneficially Owned by Each Reporting Person		126,092
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Excludes an aggregate of 2,630,256 shares as to which Mrs. Goergen disclaims beneficial ownership.		[ X]
11	Percent of Class Represented by Amount in Row (9)		1.4%
12	Type of Reporting Person (See Instructions)		IN

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). The Goergen Foundation, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power - 0 -
	6	Shared Voting Power 22,372
	7	Sole Dispositive Power - 0 -
	8	Shared Dispositive Power 22,372
9	Aggregate Amount Beneficially Owned by Each Reporting Person		22,372
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		[ ]
11	Percent of Class Represented by Amount in Row (9)		0.3%
12	Type of Reporting Person (See Instructions)		CO

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Ropart Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power - 0 -
	6	Shared Voting Power 576,375
	7	Sole Dispositive Power - 0 -
	8	Shared Dispositive Power 576,375
9	Aggregate Amount Beneficially Owned by Each Reporting Person		576,375
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		[ ]
11	Percent of Class Represented by Amount in Row (9)		6.5%
12	Type of Reporting Person (See Instructions)		OO-LLC

AMENDMENT NO. 15 TO SCHEDULE 13G

FOR

BLYTH, INC.

The Schedule 13G (as heretofore amended, the “Schedule 13G”), dated February 9, 2009, of Robert B. Goergen, Pamela M. Goergen, The Goergen Foundation, Inc. and Ropart Investments, LLC, as amended by Amendments Nos. 1 through 14 thereto, with respect to the Common Stock, par value $0.02 per share, of Blyth, Inc., a Delaware corporation (formerly Blyth Industries, Inc.) (the “Issuer”), is hereby amended as follows:

Item 4 is hereby amended in its entirety as set forth below:

Item 4           Ownership:

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Entities is based upon 8,897,844 shares outstanding as of November 30, 2009, as reported in the issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2009, plus shares issuable upon conversion or exercise of options to acquire common stock as described in the following sentence.  Amounts shown as beneficially owned include currently exercisable options to purchase 2,875 shares of common stock held by Mrs. Goergen.

 (a), (b)                                As of December 31, 20091:

(i)

(A) Mr. Goergen owned directly 2,053,881 shares of Common Stock (of which 96,136 shares were held directly by Mr. Goergen and of which 1,957,745shares of Common Stock were held in a living trust for the benefit of Mr. Goergen, of which Mr. Goergen is trustee) or 23.1% of the outstanding shares of Common Stock.

(B) Mrs. Goergen owned directly 100,845 shares of Common Stock (all of which shares of Common Stock were held in a living trust for the benefit of Mrs. Goergen, of which Mrs. Goergen is trustee), and held currently exercisable directors' stock options issued by the Issuer to purchase an aggregate of 2,875 shares of Common Stock, representing, in the aggregate, 103,720 shares, or 1.2% of the outstanding shares of Common Stock.

(C) The Foundation owned directly 22,372 shares of Common Stock or 0.3% of the outstanding shares of Common Stock.

(D) Ropart Investments owned directly 576,375 shares of Common Stock or 6.5% of the outstanding shares of Common Stock.

(E)

(F) Mr. Goergen is the spouse of Mrs. Goergen and, pursuant to Rule 13d-3 (“Rule 13d-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own indirectly the 103,720 shares of Common Stock beneficially owned by Mrs. Goergen.

(G) Mr. Goergen is the President and a member of the Board of Directors of the Foundation, and, pursuant to Rule 13d-3, may be deemed to beneficially own the 22,372 shares of Common Stock held by the Foundation.

(H) Mr. Goergen is a Manager and a Member of Ropart Investments and, pursuant to Rule 13d-3, may be deemed to beneficially own the 576,375 shares of Common Stock held by Ropart Investments.

As a result, Mr. Goergen may be deemed to beneficially own an aggregate of 2,756,348 shares of Common Stock, or 31.0% of the outstanding shares of Common Stock.  Mr. Goergen disclaims beneficial ownership of the 103,720 shares of Common Stock beneficially owned by Mrs. Goergen, and the filing of this statement shall not be construed as an admission that Mr. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.

(ii)

(A) Mrs. Goergen is the spouse of Mr. Goergen and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 2,053,881 shares of Common Stock directly held by Mr. Goergen and the 576,375 shares of Common Stock indirectly held by Mr. Goergen through Ropart Investments.

(B) Mrs. Goergen is a member of the Board of Directors of the Foundation, and, pursuant to Rule 13d-3, may be deemed to beneficially own the 22,372 shares of Common Stock held by the Foundation.

As a result, Mrs. Goergen may be deemed to beneficially own an aggregate of 2,756,348 shares of Common Stock, or 31.0% of the outstanding shares of Common Stock.  Mrs. Goergen disclaims beneficial ownership of the 2,630,256 shares of Common Stock held by Mr. Goergen (either directly or indirectly through Ropart Investments), and the filing of this statement shall not be construed as an admission that Mrs. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such Shares.

 (c)

(i) Mr. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 2,053,881 shares of Common Stock held by him.

(ii) Mrs. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of the aggregate of 103,720 shares of Common Stock beneficially owned by her.

(iii) Mr. Goergen and Mrs. Goergen have the shared power to vote and dispose of, or to direct the voting and disposition of, the 22,372 shares of Common Stock held by the Foundation.

(iv) Mr. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of, the 576,375 shares of Common Stock held by Ropart Investments.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 10, 2010

/s/ Robert B. Goergen
Robert B. Goergen

/s/ Pamela M. Goergen
Pamela M. Goergen

THE GOERGEN FOUNDATION, INC.

By: /s/ Robert B. Goergen
Name:  Robert B. Goergen
Title:  President

ROPART INVESTMENTS, LLC

By:  /s/ Robert B. Goergen
Name:  Robert B. Goergen
Title:  Manager

1 This amendment, which reports information as of December 31, 2009, gives effect to the Issuer’s 1 for 4 reverse stock split of its Common Stock that became effective on January 31, 2009 (the “Reverse Stock Split”).  In connection with the Reverse Stock Split, the CUSIP Number of the Issuer’s Common Stock was changed to 09643P207.

Annex I

Filing Persons

Robert B. Goergen

Pamela M. Goergen

The Goergen Foundation, Inc.

Ropart Investments, LLC